Exhibit 99.1
Record Date for the Annual General Meeting of Shareholders

According to the Articles of Incorporation of Shinhan Financial Group (NYSE symbol: SHG), the shareholders registered in the shareholders’ registry as of December 31 of each fiscal year shall be entitled to exercise the rights as shareholders at the Ordinary General Meeting of Shareholders convened for such fiscal year. Accordingly, our common shareholders that are registered in Shinhan Financial Group’s shareholder registry as of December 31, 2023 and the holders of our American Depositary Receipts (“ADRs”) as of the same date (if December 31 is a holiday, the last business day of fiscal year 2023 would be the record date) will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders for the fiscal year 2023.

Notice on the Year-end Dividend Record Date for Fiscal Year 2023

At the Annual General Meeting of Shareholders held on March 23, 2023, SFG amended its Articles of Incorporation to allow the record date for determining the shareholders entitled to receive dividends by a resolution of the Board of Directors.

Considering the timing of determining the size of year-end dividends for fiscal year (hereafter “FY”) 2023 and the record date for quarterly dividends for FY2024, the record date for the Company’s year-end dividends for FY2023 is to be after mid-February 2024. Year-end dividends for FY2023 will be paid to its shareholders registered in the Company’s registry of shareholders as of this record date.
Please be informed that the shareholders registered in the Company’s registry of shareholders as of the last day of FY2023 will not be entitled to receive year-end dividends if they are not registered in the Company’s registry of shareholders or the registered pledgees as the record date.